Exhibit 99.1

Execution Version

UNDERWRITING AGREEMENT

February 11, 2021

Gold Standard Ventures Corp.
Suite 610 - 815 West Hasting Street
Vancouver, British Columbia
V6C 1B4

Attention:	Mr. Jason Attew
President, Chief Executive Officer and Director

Dear Sirs:

BMO Nesbitt Burns Inc. (the “Lead Underwriter”), and Canaccord Genuity Corp., National Bank Financial Inc., PI Financial Corp., Haywood Securities Inc., Paradigm Capital Inc., Stifel Nicolaus Canada Inc. and TD Securities Inc. (together with the Lead Underwriter, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly nor jointly and severally, agree to purchase from Gold Standard Ventures Corp. (the “Corporation”) in the respective percentages set forth in Section 22, and the Corporation hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 34,100,000 common shares of the Corporation (the “Firm Shares”) on an underwritten “bought deal” basis at a price of C$0.88 per Firm Share (the “Offering Price”) for aggregate gross proceeds of C$30,008,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 22 hereof, up to an additional 5,115,000 common shares of the Corporation (the “Additional Shares”) at a price of C$0.88 per Additional Share for the purpose of covering the Underwriters’ over-allocation position and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 16 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”.

The Underwriters understand that the Corporation has prepared and filed with each of the Canadian Securities Commissions (as hereinafter defined) (i) a preliminary short form base shelf prospectus dated September 8, 2020 (together with the Documents Incorporated by Reference (as hereinafter defined) therein, the “Canadian Preliminary Base Shelf Prospectus”), and (ii) a final short form base shelf prospectus dated September 28, 2020 (together with the Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Final Base Shelf Prospectus”), in respect of up to C$400,000,000 aggregate initial offering price of common shares, debt securities, subscription receipts, warrants, and units of the Corporation, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as hereinafter defined) and that the Corporation has received a Dual Prospectus Receipt (as hereinafter defined) for the Canadian Preliminary Base Shelf Prospectus on September 8, 2020 and for the Canadian Final Base Shelf Prospectus on September 28, 2020.

The Underwriters also understand that the Corporation has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the United States and Canada (the “MJDS”), a registration statement on Form F-10 (File No. 333-248661) covering the public offering and sale of the securities qualified under Applicable Securities Laws (as hereinafter defined) by the Canadian Final Base Shelf Prospectus, including the Offered Shares, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC thereunder (the Canadian Final Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the “U.S. Base Prospectus” and such registration statement, including the prospectus contained therein at the time it become effective, as amended or supplemented, and the exhibits thereto and the Documents Incorporated by Reference therein, in the form in which it became effective, is herein called the “Registration Statement”). The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement (as hereinafter defined).

In addition, the Underwriters also understand that the Corporation will (i) prepare and file, as promptly as practicable and in any event by 5:00 p.m. (Eastern time) on February 11, 2021, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”, and, together with the Canadian Final Base Shelf Prospectus, the “Canadian Prospectus”), and (ii) prepare and file with the SEC, within one Business Day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”, and together with the U.S. Base Prospectus, the “U.S. Prospectus”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Final Base Shelf Prospectus for which a Dual Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information”. The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements” and the U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

Any reference herein to any “amendment” or “supplement” to the U.S. Base Prospectus, the U.S. Prospectus, the Canadian Final Base Shelf Prospectus or the Canadian Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions or the SEC after the date of such U.S. Base Prospectus, U.S. Prospectus, Canadian Final Base Shelf Prospectus or Canadian Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act or Canadian Securities Laws (as hereinafter defined), as applicable, and (ii) any such document so filed.

The U.S. Base Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as hereinafter defined), if any, and the information listed in Schedule “D” hereto, taken together, are hereinafter referred to as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 4:35 (Eastern time) on February 9, 2021.

The Corporation and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of the Financial Industry Regulatory Authority, Inc.

In consideration of the services rendered and to be rendered by the Underwriters hereunder, the Corporation hereby agrees to pay to the Lead Underwriter, on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 5.25% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Corporation less the amount of the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1	Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the Business Corporations Act (British Columbia);

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this underwriting agreement;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the seventh paragraph of this Agreement;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia and Toronto, Ontario;

“Canadian Final Base Shelf Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Offering Documents” means each of the Canadian Prospectus and any Canadian Prospectus Amendment, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Base Shelf Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Prospectus Amendment” means any amendment to the Canadian Prospectus, including the Documents Incorporated by Reference;

“Canadian Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

“CDS” means CDS Clearing and Depository Services Inc.;

“Closing Date” has the meaning given to it in Section 14;

“Closing Time” has the meaning given to it in Section 14;

“Commission” means the British Columbia Securities Commission;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” means Gold Standard Ventures Corp.;

“Debt Instrument” has the meaning given to it in Section 7(1)(h);

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Applicable Securities Laws;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

“Dual Prospectus Receipt” means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions and evidence of the receipt of the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus and any Canadian Prospectus Amendment, as the case may be;

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System;

“Environmental Laws” has the meaning given to it in Section 7(1)(y);

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Form F-X” has the meaning given to it in the fourth paragraph of this Agreement;

“Governmental Licenses” has the meaning given to it in Section 7(1)(g);

“Hazardous Substances” has the meaning given to it in Section 7(1)(y);

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

“Indemnified Party” has the meaning given to it in Section 9(1);

“Investment Company Act” has the meaning given to it in Section 7(1)(s);

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Corporation, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“ITA” means the Income Tax Act (Canada), as amended;

“Lead Underwriter” has the meaning given to it in the first paragraph of this Agreement;

“Lien” has the meaning given to it in Section 7(1)(d);

“Marketing Documents” means the term sheet dated February 9, 2021 which is incorporated by reference into the Prospectus Supplements and any other marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Change” has the meaning given to it in Section 7(1)(r);

“Material Adverse Effect” has the meaning given to it in Section 7(1)(c);

“material change” has the meaning given to that term in the Securities Act (British Columbia);

“material fact has the meaning given to that term in the Securities Act (British Columbia);

“Material Subsidiaries” has the meaning given to it in Section 7(1)(d);

“misrepresentation” has the meaning given to that term in the Securities Act (British Columbia);

“MJDS” has the meaning given to it in the fourth paragraph of this Agreement;

“Money Laundering Laws” has the meaning given to it in Section 7(1)(hh)(i);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 – Standards for Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NYSE American” means the NYSE American LLC;

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Shares pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 16(1);

“Option Closing Time” has the meaning given to it in Section 16(1);

“Orion Agreements” means, collectively, the Purchase and Sale Agreement (Silver) between the Company and Orion Fund III (HG) Ltd., dated October 29, 2020, and the Letter Agreement between the Company and Orion Mine Finance, date July 16, 2020;

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Pricing Disclosure Package” has the meaning given to it in the seventh paragraph of this Agreement;

“Principals” has the meaning given to it in Section 7(1)(p);

“Prospectus Supplements” has the meaning given to it in the fifth paragraph of this Agreement;

“Prospectuses” has the meaning given to it in the fifth paragraph of this Agreement;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

“Qualifying Jurisdictions” means each of the provinces and territories of Canada other than Québec, and such other jurisdictions to which the Underwriters and the Corporation may agree;

“Registration Statement” has the meaning given to it in the fourth paragraph of this Agreement;

“Sanctioned Country” has the meaning given to it in Section 7(1)(ii);

“Sanctions” has the meaning given to it in Section 7(1)(ii);

“SEC” has the meaning given to it in the fourth paragraph of this Agreement;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firm” has the meaning given to it in Section 2(1);

“Shelf Information” has the meaning given to it in the fifth paragraph of this Agreement;

“Shelf Procedures” means NI 44-101 and NI 44-102;

“Standard Listing Conditions” has the meaning given to it in Section 15(1)(h);

“Stock Plan” has the meaning given to it in Section 7(1)(q);

“Subsidiaries” has the meaning given to it in Section 7(1)(c);

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

“Technical Report” means the technical report titled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA” with an effective date of February 13, 2020 and prepared by M3 Engineering & Technology Corporation;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning given to it in the ninth paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Amended Prospectus” means any amendment or supplement to the U.S. Prospectus;

“U.S. Base Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Offering Documents” means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Prospectus, any U.S. Amended Prospectus and the Pricing Disclosure Package;

“U.S. Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Registration Statement Amendment” means any amendment to the Registration Statement and any post-effective amendment to the Registration Statement filed with the SEC during the Distribution of the Offered Shares;

“U.S. Securities Act” has the meaning given to it in the fourth paragraph of this Agreement; and

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to “C$” or to “dollars” shall refer to the lawful currency of Canada and any reference to “US$” shall refer to the lawful currency of the United States.

(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Material Subsidiaries
Schedule “B” – Outstanding Convertible Securities
Schedule “C” – Matters to be Addressed in the Corporation’s Canadian Counsel Opinion
Schedule “D” – Pricing Terms Included in the Pricing Disclosure Package

Section 2	Distribution of the Offered Shares

(1)	Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm but at no additional cost to the Corporation. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)	For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction, unless otherwise notified in writing by the Corporation.

(3)	The Lead Underwriter shall promptly notify the Corporation when, in its opinion, the Distribution of the Offered Shares has ceased and will provide to the Corporation, as soon as practicable thereafter but in any event within 30 days after completion of the Distribution, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

(4)	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Corporation or its securities, other than as set forth in the Offering Documents, any Issuer Free Writing Prospectus or in any Marketing Documents.

(5)	Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Corporation under this Section 2 with respect to a default or breach by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or another Underwriter’s Selling Firm, as the case may be.

(6)	Subject to Section 6, the Underwriters acknowledge that the Corporation is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities authority outside of the Offering Jurisdictions.

Section 3	Preparation of Prospectus Supplements; Marketing Documents; Due Diligence

(1)

During the period of the Distribution of the Offered Shares, the Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Prospectus Supplements and any amendments thereto and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Prospectus Supplement and any Canadian Prospectus Amendment, to enable the Underwriters to execute any certificate required to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Shares:

(a)	subject to Section 7(2)(d), the Corporation shall prepare, in consultation with the Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their U.S. and Canadian counsel, acting reasonably;

(b)	the Lead Underwriter, on behalf of the Underwriters, shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)	the Corporation shall file a template version of any such marketing materials on SEDAR and on EDGAR as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and the Lead Underwriter, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Commission), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals and filings set forth in Section 3(2)(a) to Section 3(2)(c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers and which shall comply with Applicable Securities Laws.

(3)

The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4	Material Changes

(1)

During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)	any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets (including contractual arrangements), liabilities (contingent or otherwise), capital or ownership of the Corporation and its Subsidiaries taken as a whole;

(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation; or

(d)	the occurrence of any event as a result of which (i) the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus, any U.S. Amended Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)

The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3)

The Corporation shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)

If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Corporation shall, subject to the proviso in clause (3) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)

The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5	Deliveries to the Underwriters

(1)	The Corporation shall deliver or cause to be delivered to the Underwriters:

(a)	copies of the Canadian Prospectus and any Marketing Documents duly signed as required by the laws of all of the Qualifying Jurisdictions;

(b)	copies of the Registration Statement, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

(c)	copies of any Canadian Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(d)	any U.S. Registration Statement Amendment or U.S. Amended Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided, that with respect to (i) clauses (a) and (c) of this Section 5(1), if the documents are publicly available on SEDAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are publicly available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2)

The Corporation shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Canadian Prospectus and any Marketing Documents and U.S. Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Corporation shall similarly cause to be delivered to the Underwriters commercial copies of any Canadian Prospectus Amendment or U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Corporation agrees that such deliveries shall be effected as soon as possible and, in any event not later than 12:00 noon (Eastern time) on the Business Day following the filing of the Canadian Prospectus or Canadian Prospectus Amendment, as applicable, provided that the Underwriters have given the Corporation written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Corporation consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3)

By the act of having delivered the Offering Documents to the Underwriters (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Corporation shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offering as required by the Applicable Securities Laws.

(4)

The Corporation shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a “long form” comfort letter of the Corporation’s auditors, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation, with respect to certain financial and accounting information relating to the Corporation and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ report incorporated by reference in the Prospectuses.

Section 6	Regulatory Approvals

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will qualify the Offered Shares for offer and sale under the Applicable Securities Laws of the Offering Jurisdictions and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Corporation shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designate jurisdiction in making offers and sales of Offered Shares therein.

Section 7	Representations and Warranties of the Corporation

The Corporation represents and warrants to each of the Underwriters as set forth below and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement.

(1)	General Matters

(a)	Capitalization. The authorized capital of the Corporation consists of an unlimited number of Common Shares without par value of which 318,261,205 Common Shares were issued and outstanding as of the date of this Agreement. All of the issued and outstanding share capital of the Corporation, being the Common Shares, have been duly authorized and validly allotted and issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NYSE American and the TSX.

(b)	Corporate Status. The Corporation: (i) is validly existing under the Business Corporations Act (British Columbia) and is up-to-date in all material corporate filings and in good standing under the Business Corporations Act (British Columbia); (ii) has all requisite corporate power, authority or capacity to carry on its business as now conducted and to own, lease and operate its properties and assets as described in the Offering Documents;

(iii) is duly qualified to do business and is in good standing or equivalent status in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for such jurisdictions where the failure to so qualify or be in good standing would not result in a Material Adverse Effect; and (iv) has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

(c)	Subsidiaries. Each of the subsidiaries of the Corporation (each, a “Subsidiary” and, collectively, the “Subsidiaries”): (i) has been duly incorporated in its jurisdiction of incorporation and is up-to-date in all material corporate filings and in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a material adverse effect on (x) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Corporation and the Subsidiaries, taken as a whole, or (y) the ability of the Corporation to consummate the transactions contemplated by this Agreement (a “Material Adverse Effect”) and (ii) has all requisite corporate power and authority to carry on and transact its business as now conducted and to own, lease and operate its properties and assets as described in the Offering Documents. All of the issued and outstanding share capital or other ownership interests of each of the Subsidiaries has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, except as disclosed in the Offering Documents or, with respect to any subsidiary that is not a Material Subsidiary, as would not result in a Material Adverse Effect.

(d)	Material Subsidiaries. The Subsidiaries listed on Schedule A hereto (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”) are the only Subsidiaries that are “significant subsidiaries” of the Corporation within the meaning of Rule 1-02 of Regulation S-X under the U.S. Securities Act or are otherwise material to the Corporation; except as restricted by the Orion Agreements, no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Corporation, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Corporation any loans or advances to such Subsidiary from the Corporation or from transferring any of such Subsidiary’s property or assets to the Corporation or any other Subsidiary of the Corporation; all of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Offering Documents) are owned directly or indirectly by the Corporation free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any “Lien”); each Material Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Offering Documents; each Material Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect.

(e)	Agreement Duly Authorized and No Breach of Obligations or Charter. The Corporation has full corporate power and authority to enter into this Agreement and to perform the transactions contemplated hereby and the granting of the Over-Allotment Option. This agreement has been duly authorized, executed and delivered by the Corporation and this Agreement constitutes a valid and binding agreement of the Corporation enforceable against the Corporation in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The execution and delivery by the Corporation of this Agreement and the performance of this Agreement, the consummation of the transactions contemplated hereby and thereby, and the application of the net proceeds from the offering and sale of the Offered Shares to be sold by the Corporation in the manner set forth in the Prospectuses under “Use of Proceeds” do not and will not (i) violate the organizational documents of the Corporation or any Subsidiary of the Corporation or (ii) result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Corporation or any Subsidiary of the Corporation any pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under any contract to which the Corporation or any of the Subsidiaries is a party or by which the Corporation or any of the Subsidiaries or any of its properties is bound or affected, or violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Corporation or any of the Subsidiaries. This Agreement conforms in all material respects to the description thereof contained in the Offering Documents.

(f)	The Shares. The Offered Shares have been duly authorized and reserved for issuance for sale to the Underwriters pursuant to this Agreement and, when issued, will be validly issued, fully paid and non-assessable. The Offered Shares, upon issuance, will not be issued in violation of or, except as described in the Prospectuses, subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation. Upon their issuance the Firm Shares and Additional Shares will be registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, in each case free and clear of all liens, charges or encumbrances of any kind whatsoever under Canadian law. when issued and sold by the Corporation in accordance with the terms hereof, the terms of the Firm Shares and Additional Shares shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to the Common Shares set forth in the Prospectuses.

(g)	Compliance with Law; All Requisite Governmental License. Except as would not result in a Material Adverse Effect or as disclosed in the Offering Documents, (i) the Corporation and each Material Subsidiary is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, (ii) the Corporation and the Material Subsidiaries possess such permits, certificates, licenses, approvals, consents, registrations and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies or other organizations currently necessary to own, lease, or maintain the Mining Rights and to conduct the business now operated by the Corporation and the Material Subsidiaries; (iii) the Corporation and the Material Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses; (iv) all of the Governmental Licenses are valid and in full force and effect; (v) neither the Corporation nor any Material Subsidiary has received a notice of non-compliance in respect of any such laws, rules, regulations, or Governmental Licenses.

(h)	No Defaults; No Violation. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in a breach of or constitute a default under and do not and will not violate (i) the articles or by-laws (or other constating documents) of the Corporation or the Subsidiaries, any resolutions of the shareholders or directors of the Corporation or the Subsidiaries, (ii) the terms of any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money, to which the Corporation or any of the Subsidiaries is a party or by which any of their property or assets are bound (a “Debt Instrument”) or any material contract, commitment, agreement, joint venture instrument, lease or other document, including a license agreement to which the Corporation or any of the Subsidiaries is a party or by which any of their property or assets are bound, or (iii) any law, judgment, decree, order, statute, rule or regulation applicable to any of them, except, in the case of clauses (ii) and (iii) above, such a breach, default or violation as would not result in a Material Adverse Effect. Neither the Corporation nor any of the Subsidiaries is (i) in violation of its respective articles or by-laws (or other constating documents), (ii) in default under any existing obligations, agreement, covenant or condition contained in any Debt Instrument or (iii) in violation of any law, judgment, decree, order, statute, rule or regulation applicable to any of them, except, in the case of clauses (ii) and (iii) above, such a default or violation as would not result in a Material Adverse Effect.

(i)	No Consents Required. Except for any consents and approvals (i) described in the Offering Documents, (ii) as have been obtained and are in full force and effect, or (iii) as may be required under the rules of the NYSE American and the TSX and state securities or blue sky laws of the various jurisdiction in which the Offered Shares are being offered, the distribution of the Offered Shares and the consummation of the transactions as contemplated by this Agreement do not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party to be obtained by the Corporation.

(j)	Due Authorization. The Corporation has the necessary corporate power and authority to execute and deliver the Prospectuses and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the U.S. Securities Act, as applicable.

(k)	No Pre-emptive Rights. Except as described in Schedule B of this Agreement, the Prospectuses and the Offering Documents, and except as provided for in the Orion Agreements, the Corporation has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Common Shares or other security of the Corporation or any security convertible into, or exercisable or exchangeable for, Common Shares or any other security of the Corporation; except as disclosed in the Prospectuses, no person has any rights to require registration or qualification under the U.S. Securities Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Offered Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Corporation or effectively waived by the holders thereof.

(l)	Legal Proceedings. Except as disclosed in the Prospectuses, there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration, Canadian, United States or foreign, pending to which the Corporation or any Subsidiary is a party or of which any property, operations or assets of the Corporation or any Subsidiary is the subject which, individually or in the aggregate, if determined adversely to the Corporation or any Subsidiary, could reasonably be expected to have a Material Adverse Effect; to the Corporation’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Corporation or any Subsidiary could not reasonably be expected to have a Material Adverse Effect.

(m)	Independent Accountant. Davidson & Company LLP, which has audited the annual consolidated financial statements of the Corporation that are included or incorporated by reference in the Prospectuses, and whose reports appear or are incorporated by reference in the Prospectuses, are independent with respect to the Corporation as required by Canadian Securities Laws and are independent registered public accountants as required by the U.S. Securities Act, the Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(n)	No Reportable Event. There has not been any “reportable event” (within the meaning of NI 51-102) with the present or any former auditor of the Corporation and the auditors of the Corporation have not provided any material comments or recommendations to the Corporation regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Corporation.

(o)	Financial Matters.

(i)	Financial Statements. The audited consolidated financial statements of the Corporation and the notes thereto together with the independent auditors’ report thereon, included or incorporated by reference in the Prospectuses, present fairly in all material respects the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Corporation and its consolidated Subsidiaries; such financial statements have been prepared in accordance with IFRS applied on a consistent basis throughout the periods involved; the other financial and statistical information relating to the Corporation included or incorporated by reference in the Prospectuses, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements of the Corporation that are included or incorporated by reference in the Prospectuses and the books and records of the Corporation.

(ii)	Off-Balance Sheet Transactions. Except as disclosed in the Prospectuses, there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or the Subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a Material Adverse Effect.

(iii)	Internal Control Over Financial Reporting and Internal Accounting Controls. The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorization; (B) transaction are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation believes that the Corporation’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act and Canadian Securities Laws) is effective and the Corporation is not aware of any material weakness in its internal control over financial reporting.

(iv)	No Change in the Corporation’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Corporation included or incorporated by reference in the Prospectuses, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

(v)	Disclosure Controls. The Corporation has devised and maintains a system of disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the management of the Corporation, including the chief executive officer and the chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and such disclosure controls and procedures are effective.

(p)	Certain Indebtedness. Except as disclosed in the Prospectuses; (i) the Corporation and the Subsidiaries are not indebted to any of their respective directors or officers (collectively the “Principals”), other than on account of their fees or expenses accrued but not paid, or to any of their respective shareholders, past directors, past officers, employees (past or present) or any person not dealing at “arm’s length” (as such term is used in the ITA); (ii) none of the Principals or shareholders of the Corporation is indebted to the Corporation, on any account whatsoever; and (iii) the Corporation and the Subsidiaries have not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever, other than guarantees in favour of the Corporation and the Subsidiaries.

(q)	Stock Plan. Each stock option granted under any stock option plan of the Corporation (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such option, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Corporation or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Corporation’s consolidated financial statements and disclosed, to the extent required, in the Corporation’s filings or submissions with the Commission and the Canadian Securities Commissions.

(r)	No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Prospectuses, except as disclosed in the Prospectuses, (i) the Corporation has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Corporation and the Subsidiaries taken as a whole, (iii) neither the Corporation nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, in any such case that is material to the Corporation and the Subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Corporation and the Subsidiaries, taken as a whole (each a “Material Adverse Change”); since the date of the latest balance sheet included, or incorporated by reference, in the Prospectuses, neither the Corporation nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Corporation and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Prospectuses.

(s)	Investment Company. The Corporation is not and, after giving effect to application of the net proceeds of the offering of the Offered Shares as described in the Prospectuses, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is not and will not be an entity “controlled” by an “investment company” within the meaning of such act.

(t)	Properties. Except as disclosed in the Offering Documents: (i) the Corporation and each Material Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Prospectuses and the Offering Documents; (ii) to the knowledge of the Corporation, it and the Material Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens, except for Liens granted in the ordinary course to finance the purchase of personal property, and except such as are described in the Prospectuses and the Offering Documents, granted pursuant to or in connection with the Orion Agreements or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Corporation and the Material Subsidiaries; and any material real property and buildings held under lease or sublease by the Corporation and the Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Corporation and the Material Subsidiaries; and (iii) neither the Corporation nor any Material Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Corporation or any Material Subsidiary, except as could not reasonably be expected to have a Material Adverse Effect.

(u)	Mining Claims. All interests in material mining claims, concessions, exploitation or extraction rights or similar rights (“Mining Claims”) that are held by the Corporation or any of its Material Subsidiaries are in good standing, are valid and enforceable, are free and clear of any material Liens, except for Liens granted pursuant to or in connection with the Orion Agreements, and no material royalty is payable in respect of any of them, except as disclosed in the Offering Documents; except as disclosed in the Offering Documents, no other material property rights are necessary for the conduct of the Corporation’s business as described therein, and there are no material restrictions, other than the restrictions contained in the Orion Agreements, on the ability of the Corporation and its Material Subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law; except as disclosed in the Offering Documents, the Mining Claims held by the Corporation or its Material Subsidiaries cover the properties required by the Corporation for the purposes described therein.

(v)	Mineral Resources and Mineral Reserves. With respect to the information set forth or incorporated in in the Prospectuses, (i) information relating to the Corporation’s estimates of mineral resources or mineral reserves has been reviewed and verified by the Corporation or one or more consultants to the Corporation as being consistent with the Corporation’s mineral reserve and mineral resource estimates and as true, complete and accurate as of the date such estimates were prepared, and, to the best of the Corporation’s knowledge, remain true, complete and accurate in all material respects as of the date hereof, (ii) the mineral reserve and mineral resource estimates have been prepared in accordance with Canadian industry standards contemplated in NI 43-101) by or under the supervision of a “qualified person” as defined therein, (iii) the Corporation has filed with the Canadian Securities Commissions all technical reports required by NI 43-101 to be filed and all such reports comply in all material respects with the requirements thereof and are current in all material respects as of the date hereof. The Corporation believes that all of the assumptions underlying such mineral reserve and mineral resource estimates are reasonable and appropriate, and, subject to those assumptions being true and correct, that the projected production and operating results relating to its projects and summarized in the Prospectuses and the Offering Documents are achievable by the Corporation.

(w)	Labor Matters. Other than disclosed in the Offering Documents, the Corporation does not maintain any material employee benefit plans. There is currently no labor disruption or disputes with respect to the employees or consultants of the Corporation or any of the Material Subsidiaries and, to the best of the Corporation’s knowledge, there are no labor disruptions or disputes imminent and the Corporation is not aware of any existing or imminent labor disturbances by the employees of any of its or any Material Subsidiary’s principal suppliers, manufacturers, customers or contractors, in either case (individually or in the aggregate) (i)(A) except as disclosed in the Offering Documents or (B) except as would not result in a Material Adverse Effect and (ii) except as is not adversely affecting the exploration or development plans of the Corporation or the Subsidiaries or the carrying on of the business of the Corporation or the Subsidiaries. Neither the Corporation nor any of the Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Corporation, no action has been taken or is contemplated to organize any employees of the Corporation or the Subsidiaries.

(x)	Matters Related to Local, Native and Indigenous Groups. Except as disclosed in the Offering Documents, to the knowledge of the Corporation, no dispute between the Corporation and any local, native or indigenous group exists or is threatened or imminent with respect to any of the Corporation’s properties or exploration activities that could reasonably be expected to have a Material Adverse Effect.

(y)	Compliance with Environmental Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Corporation or any Subsidiary (or, to the Corporation’s knowledge, any other entity for whose acts or omissions the Corporation or any Subsidiary is or may be liable) upon any property now or previously owned, operated, used or leased by the Corporation or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; there has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Corporation or any Subsidiary has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; there is no pending or, to the best of the Corporation’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Corporation or any Subsidiary, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; no property of the Corporation or any Subsidiary is subject to any Lien under any Environmental Law; except as disclosed in the Offering Documents, neither the Corporation nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(z)	Costs and Liabilities related to Compliance with Environmental Laws. In the ordinary course of its business, the Corporation periodically reviews the effect of Environmental Laws on the business, operations and properties of the Corporation and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties), and on the basis of such review, the Corporation has reasonably concluded that such associated costs and liabilities would not, subject to maintaining adequate reserves for such costs, individually or in the aggregate, have a Material Adverse Effect.

(aa)	Tax Matters. The Corporation and each Subsidiary has accurately prepared and timely filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Corporation or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except in any such case as could not reasonably be expected to have a Material Adverse Effect; no deficiency assessment with respect to a proposed adjustment of the Corporation’s or any Subsidiary’s Canadian federal and provincial, U.S. federal and state, or, except as disclosed in the Offering Documents, local or foreign taxes is pending or, to the best of the Corporation’s knowledge, threatened; the accruals and reserves on the books and records of the Corporation and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements, the Corporation and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business; there is no tax lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Corporation or any Subsidiary.

(bb)	No Transfer Taxes. There are no transfer taxes or similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof required to be paid in connection with the execution, delivery and performance of this Agreement or the issuance by the Corporation or sale by the Corporation of the Offered Shares.

(cc)	No Stamp Duty, Registration or Documentary Taxes. There are no stamp duties, fees, registration or documentary taxes, duties or other similar charges payable (either by direct assessment or withholding) under Canadian or United States federal law or the laws of any province or any political subdivision of Canada in connection with: (i) the execution and delivery of this Agreement; (ii) the enforcement or admissibility in evidence of this Agreement; (iii) the creation, issuance, sale and delivery to the Lead Underwriter of the Offered Shares; or (iv) the sale of the Offered Shares through the Underwriters to U.S. residents.

(dd)	Insurance. Except as would not result in a Material Adverse Effect, the assets of the Corporation and the Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, all of the policies in respect of such insurance coverage are in good standing in all material respects and not in default; neither the Corporation nor any Material Subsidiary has failed to promptly give any notice of any material claim thereunder; and there are no material claims thereunder or to which any insurance company is denying liability or defending under a reservation of rights clause. The Corporation has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect

(ee)	No Franchise, Contract or Other Document. There is no franchise, contract or other document of a character required to be described in the Prospectuses, or to be filed as an exhibit to the Corporation’s Annual Report on Form 40-F or filed as a “material contract” with Canadian Securities Commissions, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(ff)	Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Corporation or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, except as any such failure could not reasonably be expected to have a Material Adverse Effect.

(gg)	Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Offering Documents are based on or derived from sources which the Corporation reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(hh)	Compliance with Anti-Money Laundering Laws.

(i)	The operations of the Corporation and each Subsidiary are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court, governmental authority or arbitrator involving the Corporation or any of the Subsidiaries with respect to Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened.

(ii)	None of the Corporation, any of the Subsidiaries or any director or officer of the Corporation or the Subsidiaries or, to the knowledge of the Corporation, any agent, employee, affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries has (A) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (B) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof.

(ii)	No Conflicts with Sanctions Laws. Neither the Corporation nor any of the Subsidiaries, nor any director or officer of the Corporation or the Subsidiaries, nor, to the knowledge of the Corporation, any agent, employee or representative of the Corporation or the Subsidiaries, affiliate or other person associated with or acting on behalf of the Corporation or the Subsidiaries is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation or any of the Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Sudan and Syria (each, a “Sanctioned Country”); and the Corporation will not directly or indirectly use the proceeds of the offering of the Offered Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Corporation and the Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(jj)	Compliance with Anti-Corruption Laws. None of the Corporation, any of the Subsidiaries or any director or officer of the Corporation or the Subsidiaries or, to the knowledge of the Corporation, any agent, employee, affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any applicable law of similar effect of another jurisdiction, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Corporation and, to the knowledge of the Corporation, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(kk)	Cybersecurity. (i)(x) Except as disclosed in the Offering Documents, there has been no material security breach or other compromise of or relating to any of the Corporation’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Corporation has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Corporation is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; (iii) the Corporation has implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Corporation has implemented backup and disaster recovery technology consistent with industry standards and practices.

(ll)	Canadian Reporting Issuer; Listing of Common Shares. The Corporation is a “reporting issuer” in each of the provinces and territories of Canada and is not included in a list of defaulting reporting issuers maintained by any Canadian Securities Commissions in each such jurisdiction that maintains such a list and in particular, without limiting the foregoing, the Corporation has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed with; the outstanding Common Shares of the Corporation are registered pursuant to Section 12(b) of the Exchange Act; the Common Shares are listed and posted for trading on the TSX and the NYSE American, and the Corporation has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Corporation under the Exchange Act or de-listing the Common Shares from the TSX or NYSE American, nor has the Corporation received any notification that the Commission, the TSX or NYSE American is contemplating terminating such registration or listing.

(mm)	No Commissions or Finder’s Fees. None of the Corporation or any of the Subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against any of them or the Lead Underwriter for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by this Agreement or the Offered Shares.

(nn)	Lending Relationship with Lead Underwriter; Repayment of Debts. Except as disclosed in the Prospectuses, neither the Corporation nor any of the Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Lead Underwriter or (ii) intends to use any of the proceeds from the sale of the Offered Shares hereunder to repay any outstanding debt owed to any affiliate of the Lead Underwriter.

(oo)	No Stabilization. Neither the Corporation nor, to the Corporation’s knowledge, any of its affiliates (within the meaning of Rule 144 under the U.S. Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Common Shares.

(pp)	Qualified Investments. Upon satisfaction of the Standard Listing Conditions, the Firm Shares and Additional Shares will be qualified investments under the ITA for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account.

(qq)	Accurate Disclosure. The statements set forth in the Prospectuses under the headings “Certain Federal Income Tax Considerations”, “Description of Securities” and “Enforceability of Certain Civil Liabilities”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(rr)	Transfer Agent and Registrar. Computershare Trust Company of Canada (or its affiliate) at its principal office in the city of Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Corporation with respect to its Common Shares, and Computershare Trust Company N.A. at its principal offices in Jersey City, New Jersey, Louisville, Kentucky and Canton, Massachusetts is the duly appointed U.S. co-transfer agent of the Corporation with respect to its Common Shares.

(ss)	Minute Books and Corporate Records. The minute books and records of the Corporation and the Material Subsidiaries made available to counsel for the Lead Underwriter in connection with its due diligence investigation of the Corporation for the period from the respective dates of incorporation to the date hereof are true and correct in all material respects and contain all proceedings and all resolutions (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Material Subsidiaries as at the date hereof and at the time of purchase will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation and the Material Subsidiaries, other than those being prepared in the ordinary course or in connection with the transactions contemplated herein.

(tt)	Foreign Private Issuer. The Corporation is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(uu)	Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act) included or incorporated by reference in the Prospectuses, the Prospectus Supplements or any Issuer Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(2)	Prospectus Matters

(a)	the Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required;

(b)	the Canadian Final Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Final Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Final Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Corporation; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein;

(c)	as of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the

Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein;

(d)	the Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Shares that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus; and

(e)	the Corporation meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Corporation or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Shares and at the date hereof, the Corporation was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act.

Section 8	Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with the Corporation to the following:

(a)	Compliance with Securities Laws. The Underwriters will offer the Offered Shares for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through the Selling Firms, only in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement and will offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement. The Underwriters shall not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Documents so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to the Offered Shares or compliance by the Corporation with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Offering Jurisdictions and the Underwriters shall not make any representations or warranties with respect to the Corporation or the Offered Shares, other than as set forth in the Offering Documents.

(b)	Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Time.

(c)	Liability on Default. No Underwriter shall be liable to the Corporation under this section with respect to a default by any of the other Underwriters.

(3)

The Corporation agrees that the Underwriters are acting severally and not jointly (nor jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

(4)	No Underwriter that is a non-resident for purposes of the ITA will render any services under this Agreement in Canada.

Section 9	Indemnification

(1)

The Corporation agrees to indemnify and save harmless each of the Underwriters, its affiliates and each of their directors, officers, employees and agents (each being hereinafter referred to as the “Indemnified Party”) from and against all liabilities, claims, losses, costs, damages and expenses (including without limitation any legal fees or other expenses reasonably incurred by such Underwriters in connection with defending or investigating any of the above, but excluding any loss of profits and other consequential damages), in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)	(i) any information or statement contained in any Offering Document which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document, in any Issuer Free Writing Prospectus or in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any Marketing Documents, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus or in any “issuer information” (as defined in Rule 433(h)(2) under the U.S. Securities Act) filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any Marketing Documents, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that the Corporation will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such misrepresentation or alleged misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(b)	any order made or inquiry, investigation or proceedings commenced or threatened by any securities regulatory authority, stock exchange or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement provided by the Underwriters in writing specifically for use in any Offering Document or omission relating solely to the Underwriters or alleged untrue statement which has been provided by the Underwriters in writing specifically for use in an Offering Document or alleged omission relating solely to the Underwriters) in any Offering Document, or based upon any failure to comply with the Applicable Securities Laws in connection with the transactions contemplated herein (other than any failure or alleged failure to comply by the Underwriters), or which prevents or restricts the trading in or the sale of the Corporation’s securities or the distribution of the Offered Shares in any jurisdiction;

(c)	the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws relating to or connected with the distribution of the Offered Shares, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(d)	any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under this Agreement;

provided that none of the foregoing indemnities apply if and to the extent that a court of competent jurisdiction in a final judgement from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, in which case this Section 9 shall cease to apply to such Indemnified Party in respect of such Claim (as hereinafter defined). For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “gross negligence”, “fraud” or “wilful misconduct” for the purposes of this Section 9 or otherwise disentitle the Underwriters from indemnification hereunder.

(2)	If any matter or thing contemplated by Section 9 (any such matter or thing being referred to as a “Claim”) is asserted against an Indemnified Party, such Indemnified Party will (i) notify the Corporation in writing as soon as possible of the nature of such Claim, (ii) will provide copies of all the relevant documentation to the Corporation, and (iii) unless the Corporation assumes the defence thereof, will keep the Corporation advised of the progress and will discuss all significant proposed actions. The failure to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party except, and only to the extent, that any such delay in giving or failing to give notice results in the loss of rights or defences in connection with such Claim or results in any increase in the liability under this indemnity which the Corporation would not otherwise have incurred had the Indemnified Party given the required notice. The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Parties, acting reasonably. Upon the Corporation notifying the Indemnified Party in writing of its election to assume the defence and retain counsel, the Corporation will not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

(3)	No settlement of any such Claim or admission of liability may be made by the Corporation or an Indemnified Party without the prior written consent of the Indemnified Parties affected or the Corporation (as applicable), which consent may not be unreasonably withheld or delayed, unless such settlement includes an unconditional release of each Indemnified Party or the Corporation (as applicable) from all liability arising out of such action or Claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party or the Corporation (as applicable).

(4)	Notwithstanding the forgoing, any Indemnified Party shall have the right, at the Corporation’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the Corporation shall have agreed to the retention of the other counsel; (ii) the Corporation has not assumed the defence and retained counsel therefor promptly following receipt by the Corporation of notice of any such Claim from the Indemnified Party; or (iii) counsel retained by the Corporation or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including the reason that (A) there may be legal defences available to the Indemnified Party that are different from or in addition to those available to the Corporation (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), (B) there is a conflict of interest between the Corporation and the Indemnified Party, or (C) the subject matter of the Claim may not fall within the indemnity set forth herein, and in each such case the Corporation shall not have the right to assume or direct the defence on such Indemnified Party’s behalf, provided that the Corporation shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

(5)	The rights provided in this Section 9 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

(6)	To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

Section 10	Contribution

(1)	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 9 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters, the Underwriters and the Corporation shall contribute to the aggregate of all losses, costs, claims, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any action or claim which is the subject of this Section 10 but excluding any loss of profits and other consequential damages) of the nature provided for above in such proportion as is appropriate to reflect not only the relative benefits received by the Underwriters on the one hand and the Corporation on the other hand but also the relative fault of the Underwriters and the Corporation as well as any relevant equitable considerations, provided that, in no event, will the Underwriters be responsible for any amount in excess of the amount of the Underwriting Fee actually received by them. In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above; and (ii) the amount of the Underwriting Fee actually received by the Underwriters. Notwithstanding the foregoing, none of the foregoing applies if and to the extent that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of the party claiming contribution.

(2)	The rights to contribution provided in this Section 10 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 10(1) of this Section 10 shall apply, mutatis mutandis, in respect of such other right.

(3)	Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this Section 10, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section 10, except to the extent such party is materially prejudiced by the failure to receive such notice. The obligations of the Underwriters to contribute pursuant to this Section 10 are several in proportion to the number of Offered Shares to be purchased by each of the Underwriters hereunder and not joint.

(4)	The Corporation hereby waives its right to recover contribution from the Underwriters or any other Indemnified Party with respect to any liability of the Corporation solely by reason of or arising out of any misrepresentation contained in any Offering Document, other than a misrepresentation included in reliance upon information furnished to the Corporation in writing by or on behalf of any Underwriter by the Lead Underwriter specifically for use therein.

Section 11	Covenants of the Corporation

(1)	The Corporation covenants and agrees with the Underwriters that:

(a)	the Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b)	between the date hereof and the date of completion of the Distribution of the Offered Shares, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Corporation, the threatening of any such order;

(ii) the issuance by any Canadian Securities Commission, the SEC, the TSX or the NYSE American of any order having the effect of ceasing or suspending the Distribution of the Common Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose; or

(iii) any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Corporation will use its best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)	the Corporation will use its best efforts to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to the Standard Listing Conditions, and the Corporation will use its best efforts to have the Offered Shares listed and admitted and authorized for trading on the NYSE American by the Closing Time, subject only to the official notice of issuance;

(d)	as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Corporation will make generally available to its security holders and to the Lead Underwriter an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e)	the Corporation will use the net proceeds from the Offering as described in the Pricing Disclosure Package and the Prospectuses.

(2)

The Corporation shall not invest or otherwise use the proceeds received by the Corporation from its sale of the Offered Shares in such a manner as would require the Corporation or any of its Subsidiaries to register as an investment company under the Investment Company Act.

(3)

The Corporation will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other reference security, whether to facilitate the sale or resale of the Offered Shares or otherwise, and the Corporation will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Offered Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Lead Underwriter (or, if later, at the time stated in the notice), the Corporation will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

(4)	The Corporation shall not take any action that would result in an Underwriters or the Corporation being required to file with the SEC pursuant to Rule 433(d) under the U.S. Securities Act a free writing prospectus prepared by or on behalf of the Underwriters that the Underwriters otherwise would not have been required to file thereunder.

(5)	Prior to the completion of the Distribution of the Offered Shares, the Corporation will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(6)	During the period commencing on the date hereof and ending on the date which is 90 days following the Closing Date, not, without the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld or delayed, directly or indirectly issue, negotiate, announce or agree to sell or issue any common shares or securities or other financial instruments convertible into or having the right to acquire common shares of the Corporation, other than issuances (i) as contemplated in this Agreement; or (ii) pursuant to the grant of convertible awards in the normal course pursuant to the Corporation’s employee equity incentive plan or issuance of securities pursuant to the exercise or conversion, as the case may be, of options or other convertible securities of the Corporation outstanding on the date hereof; or (iii) an issuance of options or securities in connection with a bona fide acquisition by the Corporation (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision).

(7)	The Corporation will use its commercially reasonable efforts to cause each of its directors and senior officers to enter into lock-up agreements in form and substance satisfactory to the Lead Underwriter, evidencing their agreement to not, without the consent of the Lead Underwriter, which consent shall not be unreasonably withheld or delayed, offer, sell, or resell (or announce any intention to do so) any securities of the Corporation held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than in connection with a third party take-over bid made to all holders of Common Shares or a similar acquisition of all of the Common Shares and other than securities sold to satisfy tax obligations on the exercise of convertible securities of the Corporation held by such person.

Section 12	All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 13	Termination by Underwriters

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Corporation and the Lead Underwriter, at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a)	there shall have occurred any material change, change in any material fact, or have arisen or been discovered any new material fact, that would be expected to, in the opinion of the Underwriter, acting reasonably, have a significant adverse effect on the market price or value of the Offered Shares;

(b)	any inquiry, investigation, action, suit, investigation or other proceeding (formal or informal) is made by any domestic or foreign federal, provincial, state, municipal or other domestic or foreign government department, commission, board, bureau, agency or instrumentality, including without limitation, the TSX, NYSE American or any securities regulatory authority, which, in the opinion of the Underwriter, acting reasonably, prevents or restricts trading of the securities of the Corporation or adversely affects or will adversely affect the financial markets or the business, operations or affairs of the Corporation;

(c)	if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, which, in the opinion of the Underwriter materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and the Subsidiaries, taken as a whole; or

(d)	the Corporation is in breach of any term, condition or covenant of this Agreement in any material respect or any representation or warranty given by the Corporation in this Agreement is or becomes false in any material respect.

(2)

If this Agreement is terminated by any of the Underwriters pursuant to Section 13(1) or if this Agreement terminates automatically under Section 14, there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9, Section 10 and Section 17.

(3)

The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14	Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed at 8:00 a.m. (Eastern time), February 17, 2021, or such other date and/or time as may be agreed upon in writing by the Corporation and the Underwriters, but in any event not later than March 3, 2021 (respectively, the “Closing Time” and the “Closing Date”), at the offices of Blake, Cassels & Graydon LLP. In the event that the Closing Time has not occurred on or before March 3, 2021, this Agreement shall, subject to Section 13(2) hereof, terminate.

Section 15	Conditions of Closing and Option Closing

(1)

The obligations of the Underwriters under this Agreement are subject to (i) the representations and warranties of the Corporation contained in this Agreement being true and correct in all material respects (or, if qualified by materiality, in all respects) as at the date of this Agreement, the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, (ii), the performance by the Corporation of its obligations under this Agreement in all material respects and (iii) receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)	such legal opinions, dated the Closing Date and Option Closing Date, as applicable, from Blake, Cassels & Graydon LLP, the Corporation’s Canadian counsel, or other local counsel as required, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “C” subject to customary limitations, assumptions and qualifications;

(b)	such legal opinions, dated the Closing Date and the Option Closing Date, as applicable, from Dorsey & Whitney LLP, the Corporation’s U.S. counsel, or other local counsel as required, addressed to the Underwriters, acting reasonably, subject to customary limitations, assumptions and qualifications, which shall be accompanied by a “10b-5 letter” addressed to the Underwriters;

(c)	a “10b-5 letter”, dated the Closing Date and the Option Closing Date, as applicable, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Underwriters’ U.S. counsel, addressed to the Underwriters;

(d)	an opinion of the Corporation’s legal counsel, addressed to the Underwriters and their legal counsel, dated as of the Closing Date, in the form and content acceptable to the Underwriters acting reasonably, with respect to title and ownership rights in the Corporation’s Railroad-Pinion Project;

(e)	a deposit with CDS or its nominee, as requested by the Lead Underwriter, representing the Firm Shares (and Additional Shares, if applicable) electronically through the non-certificated inventory system of CDS, as directed by the Lead Underwriter on behalf of the Underwriters;

(f)	the auditor’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(g)	the Underwriting Fee paid in accordance with the ninth paragraph of this Agreement;

(h)	evidence satisfactory to the Lead Underwriter that the Offered Shares shall have been (A) listed and admitted and authorized for trading on the NYSE American, subject only to official notice of issuance, and (B) conditionally approved for listing on the TSX, subject only to satisfaction by the Corporation of customary conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”);

(i)	a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Corporation, but without personal liability, by the President & Chief Executive Officer and by the Chief Financial Officer of the Corporation, or such other officers of the Corporation as may be reasonably acceptable to the Underwriters, certifying that: (i) the Corporation has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Corporation at or prior to the Closing Time and the Option Closing Time, as applicable, in all material respects; (ii) all the representations and warranties of the Corporation contained herein are true and correct, in all material respects (or, if qualified by materiality, in all respects) as at the Closing Time and the Option Closing Time with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Corporation and its Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(j)	at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Corporation, but without personal liability, by the President & Chief Executive Officer of the Corporation or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation; the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement and the listing of the Firm Shares and the Additional Shares on the TSX and NYSE American; and the incumbency and signatures of signing officers of the Corporation;

(k)	at the Closing Time and the Option Closing Time, as applicable, a certificate of status (or equivalent) for the Corporation and each of the Subsidiaries dated within one Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date; and

(l)	such other documents as the Underwriters or Canadian and U.S. counsel to the Underwriters may reasonably require; and all proceedings taken by the Corporation in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Lead Underwriter and Canadian and U.S. counsel for the Underwriters, acting reasonably.

Section 16	Over-Allotment Option

(1)

The Over-Allotment Option may be exercised by the Underwriters at any time and from time to time, in whole or in part by delivering notice to the Corporation not later than 5:00 p.m. (Eastern time) on the 30th day after the Closing Date, which notice will specify the number of Additional

Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than two Business Days nor later than three Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Corporation). Subject to the terms of this Agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 22, and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of Blake, Cassels & Graydon LLP or at such other place as may be agreed to by the Underwriters and the Corporation.

(3)	At the Option Closing Time, the Corporation shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Lead Underwriter, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of C$0.88 per Additional Share by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

(4)	Concurrently with the deliveries and payment under paragraph (3), the Corporation shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the ninth paragraph of this Agreement against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 16 is subject to the conditions set forth in Section 15.

Section 17	Expenses

The Corporation will pay all costs, expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the preparation, filing and printing of the Offering Documents; (ii) all legal fees and disbursements of the Underwriters’ Canadian and United States legal counsel which exceed C$150,000; (iii) the fees and expenses of the Corporation’s legal and other advisors; and (iv) all costs incurred in connection with the preparation of any documentation relating to the Offering.

Section 18	No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 19	Notices

Any notice to be given hereunder shall be in writing and may be given by email or by hand delivery and shall, in the case of notice to the Corporation, be addressed and emailed or delivered to:

Gold Standard Ventures Corp.
Suite 610 – 815 West Hastings St.
Vancouver, BC V6C 1B4

Attention:	Jason Attew
Email:	jason.attew@goldstandardv.com

with a copy to (such copy not to constitute notice):

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, British Columbia V7X 1L3

Attention:	Bob Wooder
Email:	bob.wooder@blakes.com

Susan Tomaine
susan.tomaine@blakes.com

-and-

Dorsey & Whitney LLP
Suite 6100 – 701 Fifth Avenue
Seattle, WA 98104-7043

Attention:	Clint Foss
Email:	foss.clint@dorsey.com

and in the case of the Lead Underwriter (on behalf of the Underwriters), be addressed and emailed or delivered to:

BMO Nesbitt Burns Inc.
Suite 1700 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Attention:	Jamie Rogers
Email:	jamie.rogers@bmo.com

with a copy to (such copy not to constitute notice):

Cassels Brock & Blackwell LLP
2200 – 885 West Georgia St.
Vancouver, BC V6C3E8

Attention:	Jen Hansen
Email:	jhansen@cassels.com

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
P.O. Box 226
Toronto, Ontario M5K 1J3

Attention:	Christopher J. Cummings
Email:	ccummings@paulweiss.com

The Corporation and the Lead Underwriter may change their respective addresses for notice by notice given in the manner referred to above.

Section 20	Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters contemplated by Section 9, Section 10, Section 11(6) and Section 13, shall be taken by the Lead Underwriter on the Underwriters’ behalf and the execution of the Agreement by the Underwriters shall constitute the Corporation’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Shares to, or to the order of, the Lead Underwriter.

Section 21	Survival

The representations, warranties, obligations and agreements of the Corporation and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 22	Underwriters’ Obligations

(1)

Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

BMO Nesbitt Burns Inc.	50%
Canaccord Genuity Corp.	10%

National Bank Financial Inc.	10%
PI Financial Corp.	10%
Haywood Securities Inc.	5%
Paradigm Capital Inc.	5%
Stifel Nicolaus Canada Inc.	5%
TD Securities Inc.	5%
TOTAL:	100%

(2)

If any one or more of the Underwriters fails to purchase its or their applicable percentage of the Offered Shares at the Closing Time or at the Option Closing Time, as the case may be, and if the aggregate number of Firm Shares not purchased is:

(a)	less than or equal to 10% of the Firm Shares agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Firm Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves; and

(b)	greater than 10% of the Firm Shares agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Firm Shares, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Firm Shares which would otherwise have been purchased by the defaulting Underwriter or Underwriters and to receive the defaulting Underwriter’s portion of the Underwriting Fee in respect thereof;

and the non-defaulting Underwriters shall have the right, by notice to the Corporation, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase.

(3)

In the event that such right in Section 22(2)(b) is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.

(4)

Nothing in this paragraph shall oblige the Corporation to sell to any or all of the Underwriters less than all of the Firm Shares or Additional Shares with respect to which the Over-Allotment Option is exercised, as applicable, or relieve from liability to the Corporation any Underwriter which shall be so in default.

Section 23	Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 24	Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, including for the avoidance of doubt, the bid letter dated February 9, 2021 between the

Corporation and the Lead Underwriter, are terminated and this Agreement constitutes the entire agreement between the Corporation and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 25	Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 26	Relationship with the TMX Group Limited

Certain of the Underwriters or affiliates thereof, each own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

Section 27	Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and returning the same to us.

Yours truly,

BMO NESBITT BURNS INC.

By:	(signed) “Jamie Rogers”
	Name:	Jamie Rogers
	Title:	Managing Director

CANACCORD GENUITY CORP.

By:	(signed) “David Sadowski”
	Name:	David Sadowski
	Title:	Managing Director, Investment Banking

NATIONAL BANK FINANCIAL INC.

By:	(signed) “Morten Eisenhardt”
	Name:	Morten Eisenhardt
	Title:	Managing Director

PI FINANCIAL CORP.

By:	(signed) “Dan Barnholden”
Name: Dan Barnholden
	Title:	Co-Head Investment Banking

HAYWOOD SECURITIES INC.

By:	(signed) “Ryan Matthiesen”
	Name:	Ryan Matthiesen
	Title:	Managing Director, Investment Banking

PARADIGM CAPITAL INC.

By:	(signed) “John Booth”
	Name:	John Booth
	Title:	Head of Investment Banking

STIFEL NICOLAUS CANADA INC.

By:	(signed) “Matthew Gaasenbeek”
	Name:	Matthew Gaasenbeek
	Title:	Managing Director, Co-Head Investment Banking

TD SECURITIES INC.

By:	(signed) “Rick McCreary”
	Name:	Rick McCreary
	Title:	Deputy Chair

The foregoing is in accordance with our understanding and is accepted by us.

GOLD STANDARD VENTURES CORP.

By:	(signed) “Jason Attew”
	Name:	Jason Attew
	Title:	President, Chief Executive Officer and Director

SCHEDULE “A”

MATERIAL SUBSIDIARIES

1.	Gold Standard Ventures (US) Inc.

A-1

SCHEDULE “B”

OUTSTANDING CONVERTIBLE SECURITIES

A.	Restricted Shares Units

Total outstanding: 3,986,301

B.	Stock Options

Total outstanding: 16,118,447

B-1

SCHEDULE “C”

MATTERS TO BE ADDRESSED IN THE CORPORATION’S
CANADIAN COUNSEL OPINION

(a)	each of the Corporation and the Subsidiaries is a corporation duly incorporated, continued, or amalgamated, as the case may be, and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated, continued, or amalgamated, as the case may be;

(b)	each of the Corporation and the Subsidiaries has all requisite corporate power and capacity to carry on its business as now conducted as described in the Canadian Prospectus and to own, lease and operate its property and assets described in the Canadian Prospectus and the Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c)	the Corporation’s ownership interest in each of the Subsidiaries;

(d)	the authorized and issued capital of the Corporation and each of the Subsidiaries;

(e)	all necessary corporate action having been taken by Corporation to authorize the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and Additional Shares and the grant of the Over-Allotment Option;

(f)	the Firm Shares have been validly allotted and will be issued as fully-paid and non-assessable common shares in the capital of the Corporation upon full payment therefor and, upon full payment therefor, and the issue thereof, the Additional Shares will have been validly issued as fully paid and non-assessable common shares in the capital of the Corporation;

(g)	the Additional Shares have been duly allotted and reserved for issuance by the Corporation;

(h)	the form and terms of the definitive certificate representing the Common Shares have been approved by the directors of the Corporation and comply in all material respects with the Business Corporations Act (British Columbia), the notice of articles and articles of the Corporation and the rules and by-laws of the TSX;

(i)	the Corporation has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; and (ii) to issue the Firm Shares and Additional Shares;

(j)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Canadian Final Base Shelf Prospectus, the Canadian Prospectus Supplement and, if applicable, any Supplementary Material thereto and the filing thereof with the Canadian Securities Commissions;

(k)	this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable

E-1

against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(l)	the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Corporation and the offering, issuance, sale and delivery of the Firm Shares and Additional Shares do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Corporation;

(m)	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the common shares of the Corporation;

(n)	all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the distribution of the Firm Shares, the Over-Allotment Option and the Additional Shares in each of the Qualifying Jurisdictions through persons who are duly registered under Canadian Securities Laws and who have complied with the relevant provisions of such applicable laws; and

(o)	subject to the qualifications, assumptions, limitations, and understandings set out in the Canadian Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility For Investment”, insofar as the statements under such headings constitute statements of law, they have been reviewed, fairly summarize the matters described therein, and are accurate in all material respects.

C-2

SCHEDULE “D”

Pricing Terms included in the Pricing Disclosure Package

The price per share for the Common Shares is C$0.88.

The number of Common Shares purchased by the Underwriters is 34,100,000.

The Corporation has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at C$0.88 to cover overallotments, if any.

The Underwriters receive 5.25% cash commission.

Issuer Free Writing Prospectuses

1. Term Sheet, dated February 9, 2021.

F-1